UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

CIRRUS LOGIC INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

172755100
(CUSIP Number)

Year End (12/31/99) 13G STATEMENT
(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 17275510			13G

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS
	(Entities Only)
	MacKay Shields LLC ("MacKay Shields")  13-4080466
	MacKay Shields is also filing on behalf of its Parent, New York Life Insurance Company ("NYLIC")

2	CHECK THE APPROPRIATE BOX IF A MEMEBER
	OF A GROUP
	(a)
	(b)
	Not Applicable

3	SEC USE ONLY

4 	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF		5	SOLE VOTING POWER
SHARES			3,443,205 as to MacKay Shields
BENEFICIALLY 		78,452 as to NYLIC
OWNED BY
EACH			6 	SHARED VOTING POWER
REPORTING 			Not Applicable
PERSON
WITH			7 	SOLE DISPOSITIVE POWER
				3,443,205 as to MacKay Shields
				78,452 as to NYLIC

			8	SHARED DISPOSITIVE POWER
				Not Applicable

			9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	   			BY EACH REPORTING PERSON
	    			3,443,205 as to MacKay Shields
				78,452 as to NYLIC
				Total: 3,521,657

			10	CHECK IF THE AGGREGATE AMOUNT IN
	   			ROW (11) EXCLUDES CERTAIN SHARES
				Not Applicable

			11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   				IN ROW 11
   				5.4%

			12	TYPE OF REPORTING PERSON
				IA






Page 2 of 6 Pages


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ITEM 1	(a)	Name of Issuer:
			CIRRUS LOGIC INC.
		(b)	Address of Issuer's Principal Executive Offices:
			3100 WEST Warren Avenue
			fremont, CA  94538
ITEM 2	(a)	Name of Person Filing:
			MacKay Shields LLC
		(b)	Address of Principal Business Office:
			9 West 57th Street
			New York, NY  10019
		(c)	Citizenship:
			United States
		(d)	Title of Class of Securities:
			Common Stock
		(e)	CUSIP Number:
			172755100
ITEM 3. 	If this statement is filed pursuant to Sections 240.
		13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under Section 15
		of the Act (15 U.S.C. 78o);
(b)	[  ]	Bank as defined in section 3(a)(6) of the Act
 		(15 U.S.C. 78c);
(c) 	[  ]	Insurance Company as defined in section 3(a)(19)
		of the Act (15 U.S.C. 78C);
(d)	[  ]	Investment company registered under Section 8
		of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);
(e)	[x]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);
(f)	[  ]	An employee benefit plan or endowment fund
		in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[  ]	A parent holding company or control person
		in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[  ]	A savings associations as defined in Section 3(b)
		of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);
(j)	[  ]	Group, in accordance with section 240.13d-1
		(b)(1)(ii)(J).



Page 3 of 6 Pages


ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

	(a)	Amount Beneficially Owned:
		aggregate 3,521,657 consisting of (i)
		MacKay Shields 50,000 shares of common stock and (ii) MacKay Shields 3,392,205 shares and NYLIC 78,452 shares of common stock which may be acquired upon conversion of preferred stock

	(b)	Percent of Class:
		5.4%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
Total: 3,521,657
			3,443,205 as to MacKay Shields
			78,452 as to NYLIC

		(ii)	shared power to vote or to direct vote
			Not Applicable

		(iii)	sole power to dispose or to direct the
       		disposition of
			Total: 3,521,657
			3,443,205 as to MacKay Shields
			78,452 as to NYLIC

		(iv)	shared power to dispose or to direct the
       		disposition of
			Not Applicable

ITEM 5.  Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

	Not Applicable





Page 4 of 6 Pages





ITEM 6. Ownership of More than Five Percent on Behalf of Another
	Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such client relates to more than 5% of the class. NYLIC has the power to direct dividends or proceeds for its subsidiaries.

ITEM 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Section 240.
13d-1( c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	Not Applicable






Page 5 of 6 Pages







ITEM 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

	Not Applicable


ITEM 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 8, 2000

Signature:	/s/ Russell A. Thompson

Name/Title:	Russell A. Thompson
		Senior Compliance Officer


Page 6 of 6 Pages